

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

Via E-mail
Mr. Rodney L. Underdown
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, KS 66210

> **Re:** **Compass Minerals International, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-31921**

Dear Mr. Underdown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. Please revise the Current Fiscal Year End field in the Company Data section of EDGAR to reflect your current fiscal year end.

Operations and Facilities, page 6 and 8

2.  We note your estimates of minable reserves for your Winsford, Cheshire UK operations have increased significantly from 19 to 24 years and that you have also acquired 100 million tons of reserves in Chile.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

   - Property and geologic maps

   - Description of your sampling and assaying procedures

   - Drill-hole maps showing drill intercepts

   - Representative geologic cross-sections and drill logs

   - Description and examples of your cut-off calculation procedures

   - Cutoff grades used for each category of your reserves and resources

   - Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

   - A detailed description of your procedures for estimating reserves

   - Copies of any pertinent engineering or geological reports, and executive summaries of  feasibility studies or mine plans which including the cash flow analyses

   - A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

   To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

   In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

3.  We note your mechanical evaporation facilities at Lyons, KA, Unity, SK, and Amherst, NS produce salt from brines injected and recovered from nearby salt deposits through in-situ or solution mining methods.  In future filings please provide your estimates for the duration of salt recovery operations from these facilities.

4.  Please tell us supplementally if reserve estimates are available for your mechanical evaporation properties at Lyons, KA, Unity, SK, and Amherst, NS and are these reserves updated annually.

5.  In future filings, please disclose the tonnage estimates for your proven and/or probable reserves associated with your mining (conventional and in-situ) properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Results of Operations, page 30
Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 31

6.  Please disclose in future filings the business reasons for the changes between periods in the operating earnings (loss) line item shown on page 70 for each segment, as well as Corporate and Other.  Please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please provide us your proposed disclosures.  Refer to Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Financial Statements, page 42
Notes to Consolidated Financial Statements, page 50
Note 14.  Operating Segments, page 69

7.  In future filings, please revise note (a) on page 70 to disclose for each period presented the specific types of material amounts not allocated to the operating earnings (loss) of your segments and instead included in Corporate and Other.  Please provide us your proposed disclosures.  Refer to ASC 280-10-50-29 through 50-31.

Form 10-Q for the Interim Period Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Liquidity and Capital Resources, page 24

8.  You indicate a substantial portion of your cash and cash equivalents was held by foreign subsidiaries.  Please disclose in future filings the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.  If you have questions concerning the Engineering comments contact George K. Schuler, Mining Engineer at (202) 551-3718.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining